UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
MedQuist Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
584949101
(CUSIP Number)
Robert Aquilina
MedQuist Holdings Inc.
9009 Carothers Parkway
Franklin, TN 37067
(866) 295-4600
with a copy to:
Daniel Clivner, Esq.
Simpson Thacher & Bartlett LLP
1999 Avenue of the Stars
Los Angeles, California 90067
(310) 407-7500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 15, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS CBay Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,085,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,085,086

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS MedQuist Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		10,239,561

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,239,561

WITH	10	SHARED DISPOSITIVE POWER

		26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,324,647

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	96.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 6 amends the Schedule 13D filed on August 18, 2008, as previously amended by Amendment No. 1 on November 5, 2008, Amendment No. 2 on April 24, 2009, Amendment No. 3 on July 10, 2009, Amendment No. 4 on October 6, 2010 and Amendment No. 5 on February 18, 2011, relating to shares of common stock, no par value per share (“Common Stock”), of MedQuist Inc., a New Jersey corporation (the “Issuer”).
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:
This statement is filed jointly by CBay Inc. and MedQuist Holdings Inc., with respect to shares of Common Stock owned by CBay Inc. and MedQuist Holdings. CBay Inc. is wholly-owned (directly and through another subsidiary) by MedQuist Holdings. CBay Inc. and MedQuist Holdings, together, are referred to herein as the “Reporting Persons”. A Joint Filing Agreement is attached hereto as Exhibit L.
On January 27, 2011, CBaySystems Holdings Limited redomiciled in the State of Delaware and changed its name to “MedQuist Holdings Inc.” Accordingly, the terms “CBaySystems” and “MedQuist Holdings”, as used herein, refer to CBaySystems Holdings Limited prior to such redomiciliation and name change, and refer to MedQuist Holdings Inc. thereafter. The term “herein”, as used in this Schedule 13D, refers to this Schedule 13D as a whole and not to any particular Item or paragraph.
Attached as Schedule I hereto and incorporated by reference herein is a list of the directors and executive officers of CBay Inc. and MedQuist Holdings, including each such person’s name, citizenship, business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted.
None of the Reporting Persons has, and to the knowledge of the Reporting Persons none of the individuals listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons was, and to the knowledge of the Reporting Persons none of the individuals listed on Schedule I hereto was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          The identity and background for each Reporting Person are set forth below:

Name:	CBay Inc.
Business Address:	c/o MedQuist Holdings Inc., 9009 Carothers Parkway, Franklin, TN 37067
Principal Business:	to serve as an intermediate holding company for a portfolio of businesses that provide U.S. medical transcription and other services
Citizenship:	Delaware

Name:	MedQuist Holdings Inc.
Business Address:	9009 Carothers Parkway, Franklin, TN 37067
Principal Business:	to serve as a holding company for a portfolio of businesses that provide medical transcription and other services
Citizenship:	Delaware
Item 3. Source and Amount of Funds or Other Consideration
The last paragraph of Item 3 of the Schedule 13D is hereby deleted and replaced with the following language:

          On February 11, 2011, pursuant to the Exchange Agreement, as amended, MedQuist Holdings issued 4,787,159 shares of MedQuist Holdings common stock to the Investors in exchange for 4,787,159 shares of Common Stock held by them.
          On March 15, 2011, pursuant to the Registered Exchange (as defined below), MedQuist Holdings issued 5,417,019 shares of MedQuist Holdings common stock to shareholders of the Issuer in exchange for 5,417,019 shares of Common Stock held by them. On March 16, 2011, pursuant to the guaranteed delivery procedures of the Registered Exchange, MedQuist Holdings issued an additional 35,383 shares of MedQuist Holdings common stock to shareholders of the Issuer in exchange for 35,383 shares of Common Stock held by them.
Item 4. Purpose of Transaction
The last two paragraphs of Item 4 of the Schedule 13D are hereby amended and restated as follows:
          On February 11, 2011, pursuant to the Exchange Agreement, as amended, MedQuist Holdings issued 4,787,159 shares of MedQuist Holdings common stock to the Investors in exchange for 4,787,159 shares of Common Stock held by them. Such shares of Common Stock are directly held by MedQuist Holdings. On December 30, 2010, MedQuist Holdings and the other parties thereto entered into an amendment to the Exchange Agreement to revise certain terms, including the exchange rate and certain conditions relating to the timing and completion of the Exchange. A copy of the amendment is attached hereto as Exhibit K and incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the amendment.
          On October 18, 2010, MedQuist Holdings filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (and has subsequently filed amendments thereto), in order to offer all shareholders of the Issuer that are not parties to the Exchange Agreement the opportunity to exchange their Common Stock for shares of MedQuist Holdings common stock (the “Registered Exchange”). The terms of the Registered Exchange are contained in the filings made by MedQuist Holdings with the SEC. MedQuist Holdings commenced the Registered Exchange on February 3, 2011.
          On March 4, 2011, pursuant to a memorandum of understanding with respect to the settlement of certain shareholder litigation filed in respect of the Registered Exchange, MedQuist Holdings agreed that if, as a result of the Registered Exchange, it obtained ownership of at least 90% of the Common Stock, MedQuist Holdings would conduct a short-form merger under applicable law to acquire the remaining shares of Common Stock that it does not own at the same exchange ratio applicable under the Registered Exchange. The settlement and dismissal of the shareholder litigation are conditioned upon, among other things, execution of a final settlement stipulation and receipt of court approval. A copy of the memorandum of understanding is attached hereto as Exhibit M and incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the memorandum of understanding.
          On March 11, 2011, the Registered Exchange expired. On March 15, 2011, pursuant to the Registered Exchange, MedQuist Holdings accepted 5,417,019 shares of Common Stock that had been tendered for exchange and not withdrawn in exchange for 5,417,019 shares of MedQuist Holdings common stock. On March 16, 2011, pursuant to the guaranteed delivery procedures of the Registered Exchange, MedQuist Holdings accepted an additional 35,383 shares of Common Stock in exchange for 35,383 shares of MedQuist Holdings common stock.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
          (a) (b) CBay Inc. directly beneficially owns 26,085,086 shares of Common Stock, representing approximately 69.5% of the shares of Common Stock outstanding, and has voting and dispositive authority over such shares. MedQuist Holdings directly beneficially owns 10,239,561 shares of Common Stock, representing approximately 27.3% of the shares of Common Stock outstanding, and has voting and dispositive authority over such shares. By virtue of its ownership of CBay Inc., MedQuist Holdings may be deemed to share beneficial ownership of the 26,085,086 shares of Common Stock held by CBay Inc. Together, these 36,324,647 shares of Common Stock represent approximately 96.7% of the shares of Common Stock outstanding. To the knowledge of the Reporting Persons, none of the individuals listed on Schedule I hereto owns any shares of Common Stock. The percentages used herein are based upon the 37,555,893 shares of Common Stock outstanding as of March 14, 2011 as reported in the Issuer’s Annual Report on Form 10-K filed with SEC on March 16, 2011. All share ownership is reported herein as of the date of this filing.
          (c) As set forth in Items 3 and 4, on March 15, 2011, MedQuist Holdings acquired an additional 5,417,019 shares of Common Stock pursuant to the Registered Exchange, and on March 16, 2011, MedQuist Holdings acquired an additional 35,383 shares of Common Stock pursuant to the guaranteed delivery procedures of the Registered Exchange.
          (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.
          (e) Not applicable.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated as follows:
     1. Schedule I. Information with respect to directors and executive officers of CBay Inc. and MedQuist Holdings Inc.
     2. Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen (previously filed with the original Schedule 13D)
     3. Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008) (previously filed with the original Schedule 13D)
     4. Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)
     5. Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)
     6. Exhibit E. Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on November 4, 2008 (previously filed with Amendment No. 1 to the original Schedule 13D)
     7. Exhibit F. Second Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on April 21, 2009 (previously filed with Amendment No. 2 to the original Schedule 13D)
     8. Exhibit G. Consent and Amendment, dated as of September 8, 2010, among Koninklijke Philips Electronics N.V., CBay Inc. and CBaySystems Holdings Limited (previously filed with Amendment No. 4 to the original Schedule 13D)
     9. Exhibit H. Exchange Agreement, dated as of September 30, 2010, by and between CBaySystems Holdings Limited and the investors party thereto (previously filed with Amendment No. 4 to the original Schedule 13D)
     10. Exhibit I. Credit Agreement, dated October 1, 2010, by and among CBay Inc., MedQuist Inc., MedQuist Transcriptions, Ltd., CBaySystems Holdings Limited, the lenders and letter of credit issuers from time to time party thereto, General Electric Capital Corporation, as administrative agent and collateral agent, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)
     11. Exhibit J. Senior Subordinated Note Purchase Agreement, dated September 30, 2010, by and among CBay Inc., CBaySystems Holdings Limited, MedQuist Inc., MedQuist Transcriptions, Ltd., Blackrock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)

     12. Exhibit K. Amendment No. 1 to Exchange Agreement, dated as of December 30, 2010, by and between CBaySystems Holdings Limited and the investors party thereto (incorporated by reference to Exhibit 4.4.1 to Amendment No. 2 to the Registration Statement filed on Form S-1 by MedQuist Holdings Inc. on January 5, 2011)
     13. Exhibit L. Joint Filing Agreement, dated as of March 21, 2011, between CBay Inc. and MedQuist Holdings
     14. Exhibit M. Memorandum of Understanding, In Re: MedQuist Inc. Shareholder Litigation, Docket Number C-018-11, dated March 4, 2011 (incorporated by reference to Exhibit 99.A.5.G to Amendment No. 4 to Schedule TO filed by MedQuist Holdings Inc. on March 7, 2011)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2011
CBAY INC.
By:	/s/ Clyde Swoger
	Name:	Clyde Swoger
	Title:	Chief Financial Officer

MEDQUIST HOLDINGS INC.
By:	/s/ Mark Sullivan
	Name:	Mark Sullivan
	Title:	General Counsel, Chief Compliance Officer & Secretary

     Exhibit Index

Exhibit No.	Description

1	Schedule I. Information with respect to directors and executive officers of CBay Inc. and MedQuist Holdings

2	Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen (previously filed with the original Schedule 13D)

3	Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008) (previously filed with the original Schedule 13D)

4	Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)

5	Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)

6	Exhibit E. Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on November 4, 2008 (previously filed with Amendment No. 1 to the original Schedule 13D)

7	Exhibit F. Second Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on April 21, 2009 (previously filed with Amendment No. 2 to the original Schedule 13D)

8	Exhibit G. Consent and Amendment, dated as of September 8, 2010, among Koninklijke Philips Electronics N.V., CBay Inc. and CBaySystems Holdings Limited (previously filed with Amendment No. 4 to the original Schedule 13D)

9	Exhibit H. Exchange Agreement, dated as of September 30, 2010, by and between CBaySystems Holdings Limited and the investors party thereto (previously filed with Amendment No. 4 to the original Schedule 13D)

10	Exhibit I. Credit Agreement, dated October 1, 2010, by and among CBay Inc., MedQuist Inc., MedQuist Transcriptions, Ltd., CBaySystems Holdings Limited, the lenders and letter of credit issuers from time to time party thereto, General Electric Capital Corporation, as administrative agent and collateral agent, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)

11	Exhibit J. Senior Subordinated Note Purchase Agreement, dated September 30, 2010, by and among CBay Inc., CBaySystems Holdings Limited, MedQuist Inc., MedQuist Transcriptions, Ltd., Blackrock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)

12	Exhibit K. Amendment No. 1 to Exchange Agreement, dated as of December 30, 2010, by and between

Exhibit No.	Description

CBaySystems Holdings Limited and the investors party thereto (incorporated by reference to Exhibit 4.4.1 to Amendment No. 2 to the Registration Statement filed on Form S-1 by MedQuist Holdings Inc. on January 5, 2011)

13	Exhibit L. Joint Filing Agreement, dated as of March 21, 2011, between CBay Inc. and MedQuist Holdings

14	Exhibit M. Memorandum of Understanding, In Re: MedQuist Inc. Shareholder Litigation, Docket Number C-018-11, dated March 4, 2011 (incorporated by reference to Exhibit 99.A.5.G to Amendment No. 4 to Schedule TO filed by MedQuist Holdings Inc. on March 7, 2011)